

September 5, 2012

Via E-mail
Terrance J. Lillis
Senior Vice President and Chief Financial Officer
Principal Financial Group, Inc.
711 High Street
Des Moines, IA 50392

      Re: Principal Financial Group, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2011
             Filed February 15, 2012
             File No. 001-16725

Dear Mr. Lillis:

We have limited our review of your filing to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 1A. Risk Factors
Changes in interest rates or credit spreads may adversely affect our results of operations, financial condition and liquidity, and our net income can vary from period-to-period, page 18

1. Please provide us proposed disclosure to be included, in MD&A, in future periodic reports that discloses the expected effects of this known trend or uncertainty on your future financial position, results of operations and cash flows. To the extent that information about the amount you expect to have to reinvest new cash flows or to reinvest at lower rates, or information about the amount of products you are committed at guaranteed rates is necessary to understand these effects, please include these amounts and their effects in your proposed disclosure to the extent known.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk, page 77

2. You state that you use interest rate collars to manage interest rate risk related to guaranteed minimum interest rate liabilities in your individual annuities contracts. Please provide us proposed disclosure to be included in future periodic reports that quantifies the guaranteed minimum interest rates. To the extent that information about the amount of products you are committed at guaranteed rates is necessary to understand the effects on your future financial position, results of operations and cash flows, please include this information in your proposed disclosure to the extent known.

Notes to Consolidated Financial Statements
10. Income Taxes, page 132

3. Tell us why you do not disaggregate deferred income tax expense into U.S. federal and State/foreign. Refer to Rule 4-08(h) of Regulation S-X.

4. Please provide us proposed disclosure to be included in future periodic filings to present your income before taxes separately for domestic and foreign operations in accordance with Rule 4-08(h) of Regulation S-X.

5. You state "It is not practical to determine the amount of the unrecognized deferred tax liability that would arise if these earnings were remitted due to foreign tax credits and exclusions that may become available at the time of remittance." Please provide proposed revisions to your disclosure to be included in future periodic reports that complies with ASC 740-30-50-2c, which requires disclosure of the amount of unrecognized deferred tax liability, if practicable, or a statement that determination is not practicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
• the company is responsible for the adequacy and accuracy of the disclosure in the filing;
• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
• the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant